March 24, 2026

Hemant Taneja
Chairman
General Catalyst Global Resilience Merger Corp.
20 University Rd., 4th Floor
Cambridge, MA 02138

       Re: General Catalyst Global Resilience Merger Corp.
           Draft Registration Statement on Form S-1
           Submitted March 9, 2026
           CIK No. 0002108962
Dear Hemant Taneja:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:    Mathieu Kohmann